UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42776

Polibeli Group Ltd

(Exact name of registrant as specified in its charter)

Landmark Pluit Tower D 5th & 6th Floor.

Jl. Pluit Selatan Raya, Pluit, Penjaringan,

Kota Jakarta Utara, Daerah Khusus Ibukota Jakarta 14450

Republic of Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Polibeli Group Ltd Announces Unaudited Financial Results for the six months ended June 30, 2026

On September 21, 2026, Polibeli Group Ltd (the “Company”) announced its unaudited financial results for the six months ended June 30, 2026.

Business and Strategic Update

●	As of the date on which this Report on Form 6-K was furnished to the U.S. Securities and Exchange Commission (the “SEC”), the Company continued to broaden its business focus beyond its established global commerce operations by assessing potential opportunities in enterprise artificial intelligence and AI cloud computing services.

●	The Company believes that the growing adoption of artificial intelligence across enterprise applications is creating increasing demand for computing capacity and more accessible ways to utilize AI models. As of the date of furnishing of this Report on Form 6-K ,the Company was evaluating , in response to these evolving market needs, potential enterprise AI cloud computing services and exploring enterprise AI services through PoliVara AI, its Model-as-a-Service (“MaaS”) platform.

●	These initiatives are intended to expand the Company’s technology-enabled service capabilities and, over time, provide additional opportunities for business diversification. The Company’s AI cloud computing and MaaS initiatives did not contribute revenue during the six months ended June 30, 2026. The Company intends to continue developing these initiatives and evaluating opportunities for their future commercialization.

Financial Results for the six months ended June 30, 2026

Revenues

Total revenues for the six months ended June 30, 2026 decreased by 34.62% to US$10.80 million from US$16.52 million for the prior-year period.

●	Our total revenues from global goods trading decreased by 36.40% from US$15.48 million for the six months ended June 30, 2025 to US$9.85 million for the six months ended June 30, 2026, which was primarily attributable to the significant decrease in sales in the Japanese market as a result of the Company’s strategy to focus on brand operations services.

●	Our revenues from other businesses decreased by 8.07% from US$1.04 million for the six months ended June 30, 2025 to US$0.96 million for the six months ended June 30, 2026, primarily due to a decline in revenue from global brand operations services and sales promotion services. The company’s strategy is to pursue continuous expansion in Asian markets.

Cost of revenues

Our cost of revenues decreased by 36.04% from US$15.42 million for the six months ended June 30, 2025 to US$9.86 million for the six months ended June 30, 2026, primarily as a result of a decrease in the sales of goods.

Gross profit and margin

Gross profit for the six months ended June 30, 2026 decreased by 14.78% to US$0.94 million from US$1.10 million for the prior-year period, while the gross profit margin increased to 8.71% from 6.69% for the prior-year period.

●	Gross profit of global goods trading was US$0.68 million and US$0.65 million for the six months ended June 30, 2025 and 2026, respectively, representing gross profit margin of 4.38% and 6.60%. The increase in the gross profit margin of the global goods trading business was mainly due to goods trading business in the Europe market and downstream B2B customers primarily engaged in e-commerce.

●	Gross profit of other business was US$0.43 million and US$0.29 million for the six months ended June 30, 2025 and 2026, respectively, representing gross profit margin of 40.98% and 30.47%. The decrease in the gross profit margin of other businesses was mainly due to a decline in revenue, while the business continued to incur certain fixed labor costs.

Operating expenses

●	Our selling and marketing expenses increased by 5.51% from US$1.47 million for the six months ended June 30, 2025 to US$1.56 million for the six months ended June 30, 2026, primarily due to an increase in warehousing and logistics expenses in goods trading.

●	Our general and administrative expenses decreased by 21.41% from US$3.74 million for the six months ended June 30, 2025 to US$2.94 million for the six months ended June 30, 2026, primarily attributable to the decrease in expected credit losses of accounts receivable and prepaid expenses and other current assets.

Loss from operations

Our loss from operations decreased by 13.53% from US$4.11 million for the six months ended June 30, 2025 to US$3.55 million for the six months ended June 30, 2026, primarily due to a decrease in general and administrative expenses previously analyzed.

Gain on fair value change of derivative liability

On June 30, 2026, the fair value of OET derivative liability was remeasured at US$196,184. We recorded a gain from the change in the fair value of OET derivative liability of US$5.40 million for the six months ended June 30, 2026.

Financial expenses, net

Financial expenses, net were losses of US$1.56 million for the six months ended June 30, 2026, compared to a gain of US$0.22 million in 2025, mainly due to the foreign exchange losses generated from USD-denominated liabilities, as the Japanese yen and Indonesian rupiah, which are functional currencies of certain subsidiaries, depreciated against the U.S. dollar.

Other income, net

Our other income, net decreased by US$0.15 million, or 45.42%, from US$0.33 million for the six months ended June 30, 2025 to US$0.18 million for the six months ended June 30, 2026.

Income tax expense

We incurred income tax expenses of nil for the six months ended June 30, 2025 and 2026, respectively. This is primarily because the Company did not record taxable profit and is not required to pay income tax.

Net loss/income

As a result of the foregoing, we recorded net loss of US$3.55 million and net income of US$0.47 million for the six months ended June 30, 2025 and 2026, respectively. The net income for the six months ended June 30, 2026 is primarily attributable to the gain on fair value change of the OET derivative liability.

Cash Flows

As of June 30, 2026, the Company had cash and cash equivalents of US$1.66 million and recorded a net cash outflow of US$0.14 million for the six months ended June 30, 2026, including a net increase of US$0.04 million arising from the effect of exchange rate changes on cash.

●	Net cash used in operating activities for the six months ended June 30, 2026 was US$1.55 million, primarily attributable to the expenditure from selling and administrative expense.

●	Net cash used in investing activities for the six months ended June 30, 2026 was US$0.01 million, primarily attributable to the purchase of office equipment and property.

●	Net cash provided by financing activities for the six months ended June 30, 2026 was US$1.38 million, primarily attributable to proceeds from short-term borrowings and borrowings from related parties.

Going concern

The Company’s unaudited condensed consolidated financial statements have been prepared on a going concern basis. The Company evaluates the adverse factors, including the historical adverse financial performance and expected loss-making situation in the foreseeable period, and such conditions in the aggregate indicated substantial doubt regarding the Company’s ability to continue as a going concern.

The Company intends to meet its cash requirements for the next twelve months from the issuance date of the unaudited condensed consolidated financial statements through the following mitigation plans:

(i)	On October 30, 2024, the Company entered into a loan agreement with a related party, Hong Kong Xinyun Logistics Trading Limited (“Xinyun Logistics”), providing a credit facility in the amount of US$2,000,000 not subjecting to conditions or covenants in the terms.

On March 25, 2026, the Company entered into a supplemental financial support letter with Xinyun Logistics, pursuant to which Xinyun Logistics will provide a financial support amount up to US$27,000,000.

As of the issuance date of the interim report, the aggregate undrawn amount available under the loan agreement and supplemental financial support arrangement was US$28,465,487 offered by Xinyun Logistics.

(ii)	On September 28, 2025, the Company entered into a Trade Finance Facility Agreement with The Bank of East Asia (China) Limited Shenzhen Branch (“BEA”), and a supplementary agreement was signed on October 20, 2025 pursuant to the aforementioned facility agreement. Pursuant to the agreements, BEA provides the Company with a revolving trade finance facility of US$7,369,088 (RMB50,000,000) in equivalents value. The validity period of the facility is five years starting from the date of the agreement execution. As of the date of this interim report, there is an unutilized amount of US$3,692,487 in the lines of credit offered by BEA.

(iii)	We make continuous efforts to improve operating efficiency, standardize operations to reduce discretionary spending, enhance cost controls, and create synergies among resources. However, there can be no assurance that these measures will be successfully implemented.

The Company identified conditions and events that, considered in the aggregate and before consideration of management’s plans, raised substantial doubt about its ability to continue as a going concern. After considering management’s plans, including the financial support and financing arrangements described above, management concluded that it is probable that these plans will be effectively implemented and will mitigate the conditions that raised substantial doubt. Accordingly, management concluded that substantial doubt was alleviated. As a result, management prepared the unaudited condensed consolidated financial statements assuming the Company will continue as a going concern. The unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Related party transactions

The following sets forth the material transactions entered into between the Company and its related parties during the six months ended June 30, 2026:

The Company made sales of goods to related parties totaling US$620,181. Meanwhile, the Company purchased goods from related parties amounting to US$1,625,106 in the aggregate and received operational and support services from related parties amounting to US$911,936.

The Company received loans from related parties totaling US$2,728,675 and repaid principal and interest on related-party loans totaling US$1,552,930.

Subsequent event

On July 31, 2026, the Company and the parties thereto amended the Prepaid Share Forward Agreement with Harraden Circle Investors, LP, Harraden Circle Special Opportunities, LP and Harraden Circle Strategic Investments, LP (collectively, the “Seller”), dated as of May 28, 2025, to extend its maturity by 12 months, with the transaction now maturing on the earlier of (a) the date that is 24-months after the closing of the transactions pursuant to the business combination agreement by and among the Company, Chenghe Acquisition II. Co. and the other parties thereto, dated as of September 16, 2024, or (b) the date specified by Seller in a written notice to be delivered to its counterparty at Seller’s sole discretion. The notice delivered on such date will become effective immediately. The foregoing summary of the Prepaid Share Forward Agreement, as amended, is qualified in its entirety by reference to the text of the Prepaid Share Forward Agreement and the Amendment No. 1 to Prepaid Share Forward, which are filed as Exhibit 99.1 and Exhibit 99.2, respectively, to the Form 6-K filed with the U.S. Securities and Exchange Commission on August 7, 2026.

Use of Non-GAAP Financial Measures

We use Non-GAAP net income/loss attributable to the Company’s shareholders, a Non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that Non-GAAP net income/loss attributable to the Company’s shareholders helps identify underlying trends in our business. We believe that Non-GAAP net income/loss attributable to the Company’s shareholders provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP net income/loss attributable to the Company’s shareholders is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This Non-GAAP financial measure has limitations as an analytical tool, and when assessing our operating performance, cash flows or our liquidity, investors should not consider it in isolation, or as a substitute for net loss /income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the Non-GAAP financial measure to the most comparable U.S. GAAP performance measure, which should be considered when evaluating our performance.

For more information on this Non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Strategic Outlook

Looking ahead, the Company intends to continue developing its technology-enabled service capabilities alongside its established global commerce operations.

The Company believes that the continued adoption of artificial intelligence by enterprises may create opportunities across both computing services and AI model services. Polibeli intends to continue developing its AI cloud computing capabilities and advancing PoliVara AI while evaluating potential commercial applications and customer opportunities.

The pace and scale of these initiatives will depend on market demand, commercial opportunities and the Company’s ability to execute its strategy.

Information about Beneficial Owners

One of the Company’s beneficial owners, Xingyun Group Limited, a BVI business company incorporated under the laws of the British Virgin Islands, which is wholly owned by Mr. Wei Wang, recently changed its name to George & Charlotte Global Holding Group Limited.

Forward-Looking Statements

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “targets,” “projects,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” “potential,” “continue,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties, many of which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to develop and commercialize its AI cloud computing services and MaaS platform; customer adoption of new AI-related services; availability and cost of third-party computing and technology resources; materialization and implementation of the Company’s strategic initiatives; potential adverse reactions or changes to business relationships; adverse changes in general economic or market conditions; any actions by third parties including government agencies; the expected growth of the digital solutions market; cybersecurity risks; the geopolitical, economic, social and legal developments in the jurisdictions that the Company operates in or in which the Company intends to expand its business and operations; the Company’s ability to maintain and enhance its brand. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

POLIBELI GROUP LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME

(In U.S. Dollar, except for share and per share data, or otherwise noted)

	Six Months Ended June 30,
	2025	2026
	(unaudited)	(unaudited)
Revenues (including revenues from related parties of nil and US$620,181 for the six months ended June 30, 2025 and 2026, respectively)	$16,521,009	$10,801,733
Cost of revenues	(15,416,411)	(9,860,407)
Gross profit	1,104,598	941,326

Operating expenses
Selling and marketing expenses	(1,473,835)	(1,555,103)
General and administrative expenses	(3,738,487)	(2,938,158)
Total operating expenses	(5,212,322)	(4,493,261)
Loss from operations	(4,107,724)	(3,551,935)

Other income/(expenses)
Gain on fair value change of OET derivative liability	—	5,395,332
Other income, net	334,979	182,843
Financial expenses, net	219,037	(1,556,681)
Total other income, net	554,016	4,021,494

(Loss)/income before income tax expense	(3,553,708)	469,559
Income tax expense	—	—
Net (loss)/income	$(3,553,708)	$469,559

Other comprehensive (loss)/income:
Foreign currency translation adjustment	(1,267,436)	1,128,870
Total comprehensive (loss)/income	$(4,821,144)	$1,598,429

(Loss)/earnings per ordinary share attributable to shareholders of Polibeli Group Ltd*
Basic and diluted	$(0.01)	$0.00

Weighted average number of ordinary shares outstanding*
Basic and diluted	360,000,000	366,387,470

*	Par value of ordinary shares and share data have been retroactively restated to give effect to the Reverse Recapitalization related to the Business Combination completed on August 7, 2025.

POLIBELI GROUP LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. Dollar, except for share data, or otherwise noted)

	As of December 31, 2025	As of June 30, 2026
		(unaudited)
ASSETS
Current assets:
Cash	$1,798,141	$1,657,144
Accounts receivable, net	7,965,701	7,996,598
Inventories	2,601,327	3,270,002
Advances to suppliers	1,358,857	482,421
Amount due from related parties (including accounts receivable from related parties of US$1,040,901 and US$691,775 as of December 31, 2025 and June 30, 2026, respectively)	1,489,730	1,144,173
Prepaid expenses and other current assets, net	1,440,467	1,657,243
Total current assets	16,654,223	16,207,581

Non-current assets:
Property and equipment, net	265,182	194,461
Operating lease right-of-use assets, net	500,073	326,436
Other non-current assets, net	115,064	281,711
Total non-current assets	880,319	802,608
TOTAL ASSETS	$17,534,542	$17,010,189

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	1,684,166	3,391,178
Short-term borrowings	3,458,369	3,676,601
Current portion of long-term borrowings	17,748	—
Amount due to related parties, current	4,064,273	5,982,581
Advances from customers	103,609	284,256
Accrued expenses and other current liabilities	3,775,790	3,679,114
Operating lease liabilities, current	305,801	249,602
Optional Early Termination (“OET”) derivative liability	5,591,515	196,184
Total current liabilities	19,001,271	17,459,516

Non-current liabilities
Amount due to related parties, non-current	43,793,130	43,348,047
Operating lease liabilities, non-current	158,926	22,981
Total non-current liabilities	43,952,056	43,371,028
TOTAL LIABILITIES	62,953,327	60,830,544

POLIBELI GROUP LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS — (Continued)

(In U.S. Dollar, except for share data, or otherwise noted)

	As of December 31, 2025	As of June 30, 2026
		(unaudited)
Deficit
Class A ordinary shares (par value of $0.00001 per share; 3,000,000,000 shares authorized, 319,108,190 and 319,108,190 issued and outstanding as of December 31, 2025 and June 30, 2026, respectively)*	3,191	3,191
Class B ordinary shares (par value of $0.00001 per share; 1,000,000,000 shares authorized, 47,279,280 and 47,279,280 issued and outstanding as of December 31, 2025 and June 30, 2026, respectively)*	473	473
Prepaid forward repurchase receivable	(30,308,158)	(30,308,158)
Additional paid-in capital	17,651,579	17,651,579
Accumulated deficit	(32,926,445)	(32,456,886)
Accumulated other comprehensive income	160,575	1,289,446
Total shareholders’ deficit attributable to Polibeli Group Ltd	(45,418,785)	(43,820,355)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$17,534,542	$17,010,189

POLIBELI GROUP LTD

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In U.S. Dollar, except for share and per share data, or otherwise noted)

	Six Months Ended June 30,
	2025	2026
	(unaudited)
Net (loss)/income	(3,553,708)	469,559
Less: Gain on fair value change of derivative liability	—	(5,395,332)
Non-GAAP net loss*	(3,553,708)	(4,925,773)

Non-GAAP net loss per share—basic	$(0.01)	$(0.01)
Non-GAAP net loss per share—diluted	$(0.01)	$(0.01)
Weighted average shares outstanding—basic	360,000,000	366,387,470
Weighted average shares outstanding—diluted	360,000,000	366,387,470

*	Management presents non-GAAP net loss excluding the gain on fair value changes of derivative liability because the gain is non-cash and is driven principally by the remeasurement of derivative liability. Management believes that excluding this item assists investors in evaluating period-to-period operating performance. This measure should not be considered a substitute for net income or loss determined in accordance with U.S. GAAP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Polibeli Group Ltd

	By:	/s/ Fucheng Yan
		Name:	Fucheng Yan
		Title:	Chairman and Director

Date: September 21, 2026